October 2, 2009

Via U.S. Mail and facsimile at (650) 849-7400

Eric C. Jensen
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

      Re: Adaptec, Inc. ("Adaptec" or "the Company")
              Soliciting material pursuant to Rule 14a-12 under the Exchange Act
              Filed September 29, 2009
              File No. 000-15071

Dear Mr. Jensen:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

1.   The filings parties must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without proper factual foundation. In addition, the filing parties must avoid statements which omit to state any material fact necessary in order to make the statements therein not false or misleading. Refer to Exchange Act Rule 14a-9. We note the following problematic statements.

      •   "Is it possible that the reason for Steel's secrecy about its plans to 'monetize' the business is that its real plan might be too risky and self-serving to be made public? Is it a plan borne out of desperation caused by its troubled fund?" Please provide proper factual foundation for this statement, or in the alternative, remove the statement from your document. In addition, to the

extent you do have a proper factual foundation, please avoid making
statements about those matters that go beyond the scope of what is reasonably
supported by the factual foundation.

- "As you consider Steel Partners' proposals, you should ask yourself if you
would be better off with Steel Partners representing your interests. We urge
you to look at these examples when answering that question…" With respect
to the first bullet point paragraph that follows, it is our understanding that the
Supreme Court of Japan subsequently rejected the Tokyo court's assertion that
Steel Partners was an abusive acquirer. The Company's disclosure of the
above bullet point without providing additional context including this
additional fact does not appear consistent with Rule 14a-9. Please provide
appropriate context for this statement, or in the alternative, remove the
statement from your document.

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Please direct any questions to Jan Woo at (202) 551-3453. You may also contact
me at (202) 551-3444 or Christina Chalk at (202) 551-3263 if you need further
assistance. You may also contact me via facsimile at (202) 772-9203. Please send all
correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions